UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington. D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Novogen Limited

(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-           .1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

September 24, 2004	By

Ronald Lea Erratt Company Secretary

Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	NOVOGEN LIMITED
ABN	063 259 754

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM EDMUND KELLY
Date of last notice	4 June 2004

Part 1 – Change of director’s relevant interests in securities
 In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	DIRECT AND INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	PERSONALLY AND AS A DIRECTOR OF BENDE HOLDINGS PTY LTD FOR THE SALE
Date of change	COMPLETED 24 June, 2004
No. of securities held prior to change	6,485,538 IN BENDE HOLDINGS PTY LTD, 1,104,500 PERSONALLY, 513,654 IN COOLAWIN ROAD PTY LTD AND 7,000 in PHYTOSE CORPORATION PTY LTD
Class	ORDINARY
Number acquired
Number disposed	140,900 AS A DIRECTOR OF BENDE HOLDINGS
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	BENDE HOLDINGS SOLD AT AN AVERAGE OF $5.0243 PER SHARE

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	1,104,500 PERSONALLY, 6,344,638 IN BENDE HOLDINGS PTY LTD, 513,654 IN COOLAWIN ROAD PTY LTD AND 7,000 IN PHYTOSE CORPORATION PTY LTD
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	ON MARKET TRADE

Part 2 – Change of director’s interests in contracts

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

24 September, 2004